

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

November 18, 2016

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100F Street Northeast
Washington, DC 20549-2000

RE: REGIONAL BRANDS INC.
File No. 033-13110-NY

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K/A dated November 18, 2016 of REGIONAL BRANDS INC. ("the Registrant") and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

/s/ Anton & Chia, LLP